FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	A corporate disclosure, “Investment in the Establishment of an Overseas Subsidiary,” filed with the Financial Supervisory Commission of Korea and KOSDAQ on July 7, 2004.

[English Translation] July 7, 2004

WEBZEN INC.

INVESTMENT IN ESTABLISHMENT OF OVERSEAS SUBSIDIARY

1. Details of Overseas Subsidiary	Name of Company	WEBZEN TAIWAN INC.
Representative	Yautian Chen-
Capital Stock (TWD)	60,000,000
Number of Shares Outstanding	-
Major Business	Online game service
Location	TBD
2. Scheduled Date of Establishment	-
3. Cumulative Amount of Investment (a+b+c) (KRW)	2,061,600,000
- Capital Stock at the End of Preceding Business Year (KRW)	2,185,000,000
- Ratio to Capital Stock (%)	94.35
a. Cumulative Amount of Investment (KRW)	2,061,600,000
b. Cumulative Amount of Payment Guarantee (KRW)	-
c. Cumulative Amount of Loan to Overseas Subsidiary (KRW)	-
4. Means of Financing	Internal Fund (KRW)	2,061,600,000
Overseas Financing (KRW)	-
5. Purpose of Investment	- Revenue maximization through improved service in Taiwan - Enhanced strategic positioning in Southeast Asia in the medium to long-term
6. Date of Announcement (Resolution Date of Board of Directors)	July 7, 2004
- Presence of Outside Directors	Present	2	Absent	1
- Presence of Auditor(s)	Present
7. Total Assets at the End of Preceding Business Year (KRW)	206,801,186,940
8. Other	-Although the scheduled date of establishment is mid July, this is subject to change based on the approval procedures as required by the Taiwanese government
-The authority to handle matters related to the establishment of the overseas subsidiary has been granted to the Chief Executive Officer and Chief Financial Officer
-Exchange rate used (as of 7/6/2004)
1 TWD= KRW 34.36

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: July 7, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer